UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2020

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: February 7, 2020	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

1 ASE Technology Holding Co., Ltd. February 7, 2020 ASE Technology Holding Fourth Quarter 2019 Earnings Release

2 Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2018 Annual Report on Form 20 - F filed on April 26, 2019.

3 2019 Business Recap • The SPIL transaction currently under review by China anti - monopoly bureau • Final audit report submitted to China anti - monopoly bureau, waiting for official letter of approval • EMS achieved record high revenues US$5.4B • Focus areas of growth with accelerating momentum into 2020 • Test business grew +7%* YoY to US$1.4B (+8%* in 2H19) • Group SiP business grew 13% YoY to US $2.5B • Revenue from new SiP projects reached $230M • Fan - out revenue growth ~70% YoY and reached target growth of US$50M+ • Awarded DJSI leadership four consecutive years • Named on CDP (formerly the Carbon Disclosure Project) A List for the third time *: Sequential growth in NTD term to align with the rest of the presentation

Consolidated Statements of Comprehensive Income

Quarterly Comparison

(unaudited)

(NT$ Million)	Q4 / 2019	%	Q3 / 2019	%	Q4 / 2018	%	QoQ	YoY
Net Revenues:								
ATM	66,769	57.5%	66,440	56.5%	63,025	55.3%	0%	6%
EMS	48,734	42.0%	50,584	43.0%	50,736	44.4%	-4%	-4%
Others	520	0.5%	533	0.5%	267	0.3%	-2%	95%
Total Net Revenues	116,023	100.0%	117,557	100.0%	114,028	100.0%	-1%	2%
Gross Profit	19,849	17.1%	19,108	16.3%	18,684	16.4%	4%	6%
Operating Income (Loss)	8,705	7.5%	8,385	7.1%	8,573	7.5%	4%	2%
Pretax Income (Loss)	8,582	7.4%	7,721	6.6%	7,235	6.3%	11%	19%
Income Tax Benefit (Expense)	(1,779)	-1.5%	(1,501)	-1.3%	(1,342)	-1.2%		
Noncontrolling Interest	(420)	-0.4%	(486)	-0.4%	(447)	-0.4%		
Net Income Attributable to Shareholders of the Parent	6,383	5.5%	5,734	4.9%	5,446	4.8%	11%	17%
Basic EPS	1.50		1.35		1.28		11%	17%
Diluted EPS	1.47		1.33		1.24		11%	19%

Additional Commentary From Management:

Gross Profit excl. PPA expenses[1]	21,040	18.1%	20,305	17.3%	19,889	17.4%	4%	6%
Operating Profit excl. PPA expenses[1]	10,150	8.7%	9,835	8.4%	10,031	8.8%	3%	1%
Net Profit excl. PPA expenses[1]	7,841	6.8%	7,262	6.2%	6,904	6.1%	8%	14%
Basic EPS excl. PPA expenses[1]	1.84		1.71		1.63		8%	13%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and long-term lease prepayments. The PPA expenses excluded are related to depreciation, amortization and other expenses both $1.46bn in 4Q19 and 4Q18 and $1.53bn in 3Q19.

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Consolidated Statements of Comprehensive Income

Yearly Comparison

(unaudited)

(NT$ Million)	FY / 2019	%	Pro forma[2] FY / 2018	%	Legal entity FY / 2018	%	YoY	YoY
Net Revenues:								
ATM	245,612	59.4%	244,396	61.5%	218,227	58.8%	0%	13%
EMS	165,789	40.1%	151,890	38.2%	151,890	40.9%	9%	9%
Others	1,781	0.5%	975	0.3%	975	0.3%	83%	83%
Total Net Revenues	413,182	100.0%	397,261	100.0%	371,092	100.0%	4%	11%
Gross Profit	64,311	15.6%	63,978	16.1%	61,163	16.5%	1%	5%
Operating Income (Loss)	23,526	5.7%	26,695	6.7%	26,648	7.2%	-12%	-12%
Pretax Income (Loss)	23,362	5.7%	23,154	5.8%	32,048	8.6%	1%	-27%
Income Tax Benefit (Expense)	(5,309)	-1.3%	(5,999)	-1.5%	(5,584)	-1.5%		
Noncontrolling Interest	(1,203)	-0.3%	(1,224)	-0.3%	(1,202)	-0.3%		
Net Income Attributable to Shareholders of the Parent	16,850	4.1%	15,931	4.0%	25,262	6.8%	6%	-33%
Basic EPS	3.96		3.75		5.95		6%	-33%
Diluted EPS	3.86				5.84			-34%
Additional Commentary From Management:								
Gross Profit excl. PPA expenses[1]	69,108	16.7%	68,797	17.3%	64,376	17.3%	0%	7%
Operating Profit excl. PPA expenses[1]	29,336	7.1%	32,526	8.2%	30,536	8.2%	-10%	-4%
Net Profit excl. PPA expenses[1]	22,752	5.5%	21,762	5.5%	29,632	8.0%	5%	-23%
Basic EPS excl. PPA expenses[1]	5.35		5.13		6.98		4%	-23%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and long-term lease prepayments. The PPA expenses excluded are related to depreciation, amortization and other expenses $5.90bn in 2019, $5.83bn on 2018 pro forma basis, and $4.37bn on 2018 legal entity basis.

[2]: Pro forma financial information has been prepared with the inclusion of SPIL's results prior to its actual consolidation within ASE Technology Holding.

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6 ATM Statements of Comprehensive Income Quarterly Comparison (unaudited) (NT$ Million) Q4 / 2019 % Q3 / 2019 % Q4 / 2018 % QoQ YoY Net Revenues: Packaging 56,093 81.0% 55,163 81.2% 52,068 81.2% 2% 8% Testing 11,932 17.2% 11,495 16.9% 10,920 17.0% 4% 9% Direct Material 1,228 1.8% 1,211 1.8% 1,093 1.7% 1% 12% Others 34 0.0% 32 0.1% 39 0.1% 6% -13% Total Net Revenues 69,287 100.0% 67,901 100.0% 64,120 100.0% 2% 8% Gross Profit 15,697 22.7% 14,708 21.7% 13,962 21.8% 7% 12% Operating Income (Loss) 7,366 10.6% 6,413 9.4% 6,307 9.8% 15% 17% Additional Commentary From Management: Gross Profit excl. PPA expenses 1 16,889 24.4% 15,905 23.4% 15,167 23.7% 6% 11% Operating Profit excl. PPA expenses 1 8,811 12.7% 7,863 11.6% 7,765 12.1% 12% 13% 1 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and long - term lease prepayments. The PPA expenses excluded are related to depreciation, amortization and other expenses both $ 1.46bn in 4Q19 and 4Q18 and $ 1.53bn in 3Q19 .

ATM Statements of Comprehensive Income

Yearly Comparison

(unaudited)

(NT$ Million)	FY / 2019	%	Pro forma[2] FY / 2018	%	Legal entity FY / 2018	%	YoY	YoY
Net Revenues:								
Packaging	204,073	81.3%	203,907	82.1%	181,675	81.8%	0%	12%
Testing	42,664	17.0%	39,842	16.1%	35,905	16.2%	7%	19%
Direct Material	4,283	1.7%	4,336	1.7%	4,336	1.9%	-1%	-1%
Others	134	0.0%	134	0.1%	134	0.1%	0%	0%
Total Net Revenues	251,154	100.0%	248,219	100.0%	222,050	100.0%	1%	13%
Gross Profit	49,944	19.9%	49,591	20.0%	46,776	21.1%	1%	7%
Operating Income (Loss)	19,000	7.6%	21,084	8.5%	21,036	9.5%	-10%	-10%
Additional Commentary From Management:								
Gross Profit excl. PPA expenses[1]	54,742	21.8%	54,410	21.9%	49,989	22.5%	1%	10%
Operating Profit excl. PPA expenses[1]	24,810	9.9%	26,916	10.8%	24,924	11.2%	-8%	0%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and long-term lease prepayments. The PPA expenses excluded are related to depreciation, amortization and other expenses $5.90bn in 2019, $5.83bn on 2018 pro forma basis, and $4.37bn on 2018 legal entity basis.
[2]: Pro forma financial information has been prepared with the inclusion of SPIL's results prior to its actual consolidation within ASE Technology Holding.

ASE GROUP
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8 Pro Forma ATM Operations 2 ( unaudited ) 9,491 11,870 14,268 13,962 8,438 11,100 14,708 15,697 55,985 61,790 66,324 64,120 54,371 59,594 67,901 69,287 17.0% 19.2% 21.5% 21.8% 15.5% 18.6% 21.7% 22.7% 0% 10% 20% 30% 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 Q4/19 NT$ Million Gross Profit Gross Margin Revenue 2 : Pro forma financial information has been prepared with the inclusion of SPIL’s results prior to its actual consolidation within ASE Technology Holding.

9 Pro Forma ATM Revenue by Application 2 (unaudited) 53% 49% 51% 52% 53% 51% 53% 54% 14% 15% 14% 14% 13% 14% 14% 16% 33% 36% 35% 34% 34% 35% 33% 30% 0% 20% 40% 60% 80% 100% Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 Q4/19 Communication Computer Automotive, Consumer & Others 2 : Pro forma financial information has been prepared with the inclusion of SPIL’s results prior to its actual consolidation within ASE Technology Holding.

10 30% 31% 31% 33% 34% 34% 35% 38% 46% 45% 43% 39% 40% 39% 37% 36% 7% 7% 8% 9% 8% 8% 9% 7% 15% 15% 16% 17% 16% 17% 17% 17% 2% 2% 2% 2% 2% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 Q4/19 Material Testing Discrete and Other Wirebonding Bump/FC/WLP /SiP Pro Forma ATM Revenue by Type 2 (unaudited) 2 : Pro forma financial information has been prepared with the inclusion of SPIL’s results prior to its actual consolidation within ASE Technology Holding.

11 EMS Operations Quarterly & Yearly Comparison (unaudited ) (NT$ Million) FY / 2019 % FY / 2018 % YoY EMS Net Revenues 165,853 100.0% 151,921 100.0% 9% Gross Profit 14,619 8.8% 14,341 9.4% 2% Operating Income (Loss) 4,893 2.9% 5,667 3.7% -14% EBITDA 9,125 5.5% 8,420 5.5% 8% (NT$ Million) Q4 / 2019 % Q3 / 2019 % Q4 / 2018 % QoQ YoY EMS Net Revenues 48,762 100.0% 50,599 100.0% 50,745 100.0% -4% -4% Gross Profit 4,319 8.9% 4,494 8.9% 4,610 9.1% -4% -6% Operating Income (Loss) 1,553 3.2% 2,099 4.1% 2,180 4.3% -26% -29% EBITDA 2,650 5.4% 2,983 5.9% 2,742 5.4% -11% -3%

12 EMS Operations Revenue By Application (unaudited) 42% 38% 34% 32% 29% 40% 36% 43% 17% 19% 14% 10% 13% 14% 9% 11% 24% 25% 36% 44% 38% 24% 41% 32% 9% 11% 10% 10% 14% 15% 9% 10% 7% 6% 5% 4% 5% 6% 4% 4% 1% 1% 1% 1% 1% 1% 0% 20% 40% 60% 80% 100% Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 Q4/19 Communication Computer & Storage Consumer Industrial Automotive Others

13 Key Balance Sheet Items & Indices (unaudited) (NT$ Million) Dec. 31, 2019 Sept. 30, 2019 Cash and cash equivalent 60,131 61,220 Financial assets - current 4,893 6,583 Financial assets - non current & investments - equity method 15,663 15,076 Property, plant & equipment 232,093 226,302 Total assets 556,654 562,978 Short-term borrowings & short-term bills payable 37,339 70,896 Current portion of bonds payable 250 0 Current portion of long-term borrowings 5,113 10,017 Bonds payable 36,272 27,223 Long-term borrowings 135,966 113,775 Total interest bearing debts 220,749 227,601 Total liabilities 342,307 344,563 Total equity (Including non-controlling interest) 214,347 218,415 Quarterly EBITDA 22,543 21,214 Current ratio 1.33 1.14 Net debt to equity 0.73 0.73

14 Pro Forma Equipment Capital Expenditure vs. EBITDA 2 (unaudited) 327 383 290 248 239 444 436 457 558 647 705 685 537 582 681 738 0 200 400 600 800 Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 Q4/19 US$ Million Capex EBITDA 2 : Pro forma financial information has been prepared with the inclusion of SPIL’s results prior to its actual consolidation within ASE Technology Holding.

15 First Quarter 2020 Outlook* Based on our current business outlook and exchange rate assumptions, management projects overall performance for the first quarter of 2020 to be as follows: • In NTD terms, ATM 1 st quarter 2020 business should be between 2 nd and 3 rd quarter 2019 levels; • ATM 1 st quarter 2020 gross margin should be slightly above 2 nd quarter 2019 levels; • In NTD terms, EMS 1st quarter 2020 business should be similar to 1st quarter 2019 levels; • EMS 1st quarter 2020 operating margin should be slightly lower than 1st quarter 2019 levels. *: Due to the potential impact of the 2019 nCoV outbreak, our outlook is subject to higher than normal level of risk and may change significantly as a result. The information provided is done so as a reference for our current view as of the date of this pre sen tation. Any of our views presented as of the date of this presentation may alter in light of future development. If the nCoV outbreak continues to aggravate, our business, financial condition or results of operations may be adversely affected and material adjustments to business levels and margin performance may have to be made.

16 www.aseglobal.com Thank You

Appendix 1

Consolidated Statements of Comprehensive Income

(unaudited)

(NT$ Thousands)	Q1/2019	Q2/2019	Q3/2019	Q4/2019	FY/2019
Revenues	88,861,446	90,740,910	117,557,307	116,022,521	413,182,184
COGS	77,476,565	76,771,842	98,449,014	96,173,970	348,871,391
PPA under COGS	1,204,762	1,204,762	1,196,284	1,191,483	4,797,290
Gross profit	11,384,881	13,969,068	19,108,293	19,848,551	64,310,793
Gross profit excl. PPA	12,589,643	15,173,830	20,304,577	21,040,034	69,108,083
OPEX	9,091,752	9,826,218	10,722,808	11,143,611	40,784,389
PPA under OPEX	253,185	253,185	253,185	253,185	1,012,742
Operating income	2,293,129	4,142,850	8,385,485	8,704,940	23,526,404
Operating income excl. PPA	3,751,077	5,600,798	9,834,954	10,149,608	29,336,436
Non Op gain/(loss)	342,065	281,103	(664,074)	(123,399)	(164,355)
PPA under Non Op gain/ (loss)	0	0	79,156	12,635	91,791
Non Op gain/ (loss) excl. PPA	342,065	281,103	(584,918)	(110,764)	(72,564)
Pretax income	2,635,194	4,423,953	7,721,362	8,581,540	23,362,049
Total PPA expenses	1,457,948	1,457,948	1,528,625	1,457,303	5,901,823
Pretax income excl. PPA	4,093,142	5,881,901	9,249,987	10,038,843	29,263,872
Tax expenses	404,891	1,623,590	1,501,340	1,779,105	5,308,926
Noncontrolling interest	187,351	110,326	486,504	419,134	1,203,315
Net income attributable to shareholders of the parent	2,042,952	2,690,037	5,733,518	6,383,301	16,849,808
Total PPA expenses	1,457,948	1,457,948	1,528,625	1,457,303	5,901,823
Net income attributable to shareholders of the parent excl. PPA	3,500,900	4,147,985	7,262,143	7,840,604	22,751,631
Basic EPS (NT$)	0.48	0.63	1.35	1.50	3.96
Basic EPS (NT$) excl. PPA	0.82	0.98	1.71	1.84	5.35
Diluted EPS (NT$)	0.46	0.62	1.33	1.47	3.86
Diluted EPS (NT$) excl. PPA	0.80	0.96	1.69	1.81	5.25

ASE GROUP
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